Exhibit 12.1

Inergy Holdings, L.P. and Subsidiaries

Computation of Earnings to Fixed Charges

(In Thousands)

	Three Months Ended		Nine Months Ended
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Earnings:
Net income (loss)	$(4,830)	$(1,197)	$21,650	$8,412
Income taxes	210	289	(2,081)	(1,153)
Interest expense	10,058	1,444	24,671	5,813
Interest expense related to write-off of deferred financing costs	598	—	7,588	1,216
Interest expense related to make whole premium charge	—	—	—	17,949
Interest income related to swap value received	—	—	—	(949)
Interest portion of operating leases	751	415	2,090	1,096

Earnings for ratio calculation	$6,787	$951	$53,918	$32,384

Fixed charges:
Interest expense	$10,058	$1,444	$24,671	$5,813
Interest expense related to write-off of deferred financing costs	598	—	7,588	1,216
Interest expense related to make whole premium charge	—	—	—	17,949
Interest income related to swap value received	—	—	—	(949)
Interest portion of operating leases	751	415	2,090	1,096

Total fixed charges	$11,407	$1,859	$34,349	$25,125

Ratio of earnings to fixed charges	n/a	n/a	1.57	1.29

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, the amortization of deferred financing costs, interest expense related to the write-off of deferred financing costs and interest associated with operating losses. Earnings were inadequate to cover fixed charges by $4.6 million for the three months ended June 30, 2005 and $0.9 million for the three months ended June 30, 2004.